UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Emmis Communications Corporation
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
6.25% Series A Cumulative Convertible Preferred Stock
(Title of Class of Securities)
291525103
291525202
(CUSIP Number)
Jacob D. Smith
General Counsel
Luther King Capital Management Corporation
301 Commerce Street, Suite 1600
Fort Worth, Texas 76102
(817) 332-3235
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 30, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	291525103

1	NAMES OF REPORTING PERSONS LKCM Private Discipline Master Fund SPC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		100,000 — Preferred Stock 243,961 — Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,000 — Preferred Stock 243,961 — Common Stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000 — Preferred Stock 243,961 — Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6% — Preferred Stock 0.7% — Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	291525103

1	NAMES OF REPORTING PERSONS LKCM Private Discipline Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		100,000 — Preferred Stock 243,961 — Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,000 — Preferred Stock 243,961 — Common Stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000 — Preferred Stock 243,961 — Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6% — Preferred Stock 0.7% — Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	291525103

1	NAMES OF REPORTING PERSONS LKCM Alternative Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		100,000 — Preferred Stock 243,961 — Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,000 — Preferred Stock 243,961 — Common Stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000 — Preferred Stock 243,961 — Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6% — Preferred Stock 0.7% — Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	291525103

1	NAMES OF REPORTING PERSONS Luther King Capital Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		100,000 — Preferred Stock 243,961 — Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,000 — Preferred Stock 243,961 — Common Stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000 — Preferred Stock 243,961 — Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6% — Preferred Stock 0.7% — Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, CO

CUSIP No.	291525103

1	NAMES OF REPORTING PERSONS J. Luther King, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		100,000 — Preferred Stock 243,961 — Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,000 — Preferred Stock 243,961 — Common Stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000 — Preferred Stock 243,961 — Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6% — Preferred Stock 0.7% — Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	291525103

1	NAMES OF REPORTING PERSONS J. Bryan King

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		100,000 — Preferred Stock 243,961 — Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,000 — Preferred Stock 243,961 — Common Stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000 — Preferred Stock 243,961 — Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6% — Preferred Stock 0.7% — Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed by LKCM Private Discipline Master Fund SPC, LKCM Private Discipline Management, L.P., LKCM Alternative Management, LLC, Luther King Capital Management Corporation, J. Luther King, Jr. and J. Bryan King (collectively, the “Reporting Persons”) with respect to the 6.25% Series A Cumulative Convertible Preferred Stock (“Preferred Stock”) and Class A Common Stock, par value $0.01 per share (“Common Stock”), of Emmis Communications Corporation (the “Issuer”). Except as set forth below, all previous Items remained unchanged. Capitalized terms used herein but not defined herein have the meanings given to them in the Schedule 13D, as amended, filed with the Securities and Exchange Commission.
Item 4. Purpose of Transaction
Item 4 is hereby supplemented as follows:
On September 30, 2010, the Lock-Up Agreement executed by the Locked-Up Holders expired in accordance with its terms. With the expiration of the Lock-Up Agreement, the Reporting Persons disclaim membership in a group with the other Locked-Up Holders within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:
(a) As of the date hereof, the Reporting Persons may be deemed to beneficially own (i) 100,000 shares of Preferred Stock (which represents approximately 3.6% of the outstanding Preferred Stock based upon information contained in the Company’s Quarterly Report on Form 10-Q for the period ended May 31, 2011) and (ii) 243,961 shares of Common Stock issuable upon conversion of the shares of Preferred Stock reported in clause (i) above (which represents approximately 0.7% of the outstanding Common Stock based upon information contained in the Company’s Quarterly Report on Form 10-Q for the period ended May 31, 2011).
(b) Master Fund, PD Management, PD Alternative, LKCM, J. Luther King, Jr. and J. Bryan King have sole voting power and dispositive power over the shares of Preferred Stock and Common Stock reported herein.
(c) Since the most recent filing of Schedule 13D, the Reporting Persons have not effected any transactions in the Preferred Stock or Common Stock.
(d) Not applicable.
(e) On September 30, 2010, the Lock-Up Agreement executed by the Locked-Up Holders expired in accordance with its terms. With the expiration of the Lock-Up Agreement, the Reporting Persons disclaim membership in a group with the other Locked-Up Holders within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, and accordingly are no longer subject to reporting obligations hereunder.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 1, 2011

LKCM Private Discipline Master Fund SPC

By:	LKCM Private Discipline Management, L.P., its general partner

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King J. Bryan King, Vice President

LKCM Private Discipline Management, L.P.

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King

J. Bryan King, Vice President

LKCM Alternative Management, LLC

By:	/s/ J. Bryan King

J. Bryan King, Vice President

Luther King Capital Management Corporation

By:	/s/ J. Bryan King

J. Bryan King, Principal and Vice President

/s/ J. Bryan King

J. Bryan King

/s/ J. Luther King, Jr.

J. Luther King, Jr.